Exhibit (d)(6)(iii)

THIRD AMENDMENT TO SUB-ADVISORY AGREEMENT

ING MUTUAL FUNDS

This Third Amendment, effective as of August 20, 2009, amends the Sub-Advisory Agreement (the “Agreement”) dated the 28th day of May 2003, between ING Investments, LLC, an Arizona limited liability company (the “Manager”) and Artio Global Management LLC, f/k/a Julius Baer Investment Management, LLC, a Delaware corporation (the “Sub-Adviser”) with regards to ING Foreign Fund, a Series of ING Mutual Funds.

W I T N E S S E T H

WHEREAS, the parties desire to amend the Agreement and agree that the amendment will be effective as of August 20, 2009.

NOW, THEREFORE, the parties agree as follows:

1. The following Section 17 is hereby inserted between existing Section 16 and Section Section 17:

Section 17. Prohibited Conduct. The Sub-Adviser may not consult with any other sub-adviser of the Trust concerning transactions in securities or other assets for any investment portfolio of the Trust, including the Series, except that such consultations are permitted between the current and successor sub-advisers of the Series in order to effect an orderly transition of sub-advisory duties so long as such consultations are not concerning transactions prohibited by Section 17(a) of the 1940 Act.

2. Each Section number and applicable references to each Section following the inserted Section 17 above, will increase numerically by one (i.e., Section 17 will be Section 18, etc.).

3. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

4. In all other respects, the Agreement is hereby confirmed and remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year first above written.

ING INVESTMENTS, LLC

By:	/s/ Todd Modic
Todd Modic Senior Vice President

Artio Global Management LLC (PKA JULIUS BAER INVESTMENT MANAGEMENT, INC.)

By:	/s/ Hendricus Bocxe
Name: H. Bocxe Title: SVP